Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Acreage Holdings, Inc. on Form S-3 of our report dated May 29, 2020, with respect to our audit of the consolidated financial statements of Acreage Holdings, Inc. as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 appearing in the Annual Report on Form 10-K of Acreage Holdings, Inc. for the year ended December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the Prospectuses, which are part of this Registration Statement.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of the guidance in ASC Topic 842, Leases.

/s/ Marcum llp

Marcum LLP

New York, NY

October 20 2020